UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 for Paul M. Dougan)
(Amendment No. 7 for John W. Straker, Jr.)

EQUITY OIL COMPANY
(Name of Issuer)

Common Stock, Par Value $1.00
(Title of Class of Securities)

294749-10-6
(CUSIP Number)

Paul M. Dougan Equity Oil Company 10 West 300 South, Suite 806 Salt Lake City, Utah 84101 (801) 521-3515	John W. Straker, Jr. The Oxford Oil Company P.O. Box 910 4900 Boggs Road Zanesville, Ohio 43702-0910 (740) 452-4503

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]

note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294749-10-6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paul M. Dougan

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [     ]
(b)   [ X ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 481,629* 8. Shared Voting Power 2,002,338** 9. Sole Dispositive Power 481,629* 10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,073,481***

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13. Percent of Class Represented by Amount in Row (11)

8.6%****

14. Type of Reporting Person (See Instructions)

IN

* This number excludes (i) 64,146 shares owned by Mr. Dougan’s wife; (ii) 31,206 shares held in a family limited partnership of which Mr. Dougan is the general partner; (iii) 1,000 shares for which Mr. Dougan’s wife acts as trustee for her sister; and (iv)  shares owned by Mr. Dougan’s married daughters and their families over which Mr. Dougan has no voting power and concerning which he is not the beneficial owner.

** This number excludes (i) 64,146 shares owned by Mr. Dougan’s wife; (ii) 31,206 shares held in a family limited partnership of which Mr. Dougan is the general partner; (iii) 1,000 shares for which Mr. Dougan’s wife acts as trustee for her sister; and (iv) shares owned by Mr. Dougan’s married daughters and their families over which Mr. Dougan has no voting power and concerning which he is not the beneficial owner. This number includes 1,520,709 shares beneficially owned by John W. Straker, Jr. that are subject to a Shareholder Agreement that is the subject of this filing, as more fully described below, regarding which Mr. Dougan disclaims beneficial ownership.

*** This number excludes (i) 1,000 shares for which Mr. Dougan’s wife acts as trustee for her sister; (ii) shares owned by Mr. Dougan’s married daughters and their families over which Mr. Dougan has no voting power and concerning which he is not the beneficial owner; and (iii) 1,520,709 shares held by John W. Straker, Jr. that are subject to a Shareholder Agreement that is the subject of this filing, as more fully described below, regarding which Mr. Dougan disclaims beneficial ownership.

**** Based upon 12,526,436 shares of Common Stock deemed outstanding as of the date hereof (including 496,500 shares subject to stock options granted to Mr. Dougan and exercisable within 60 days).

CUSIP No. 294749-10-6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John W. Straker, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [     ]
(b)   [ X ]

3. SEC Use Only

4. Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,520,709* 8. Shared Voting Power 2,002,338** 9. Sole Dispositive Power 1,520,709* 10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,520,709*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [    ]

13. Percent of Class Represented by Amount in Row (11)

12.6%***

14. Type of Reporting Person (See Instructions)

IN

* This number includes (i) 592,259 shares owned directly by Mr. Straker and (ii) 928,450 shares owned by The Oxford Oil Company.

** This number includes (i) 592,259 shares owned directly by Mr. Straker and (ii) 928,450 shares owned by The Oxford Oil Company. This number also includes 481,629 shares owned by Paul M. Dougan that are subject to a Shareholder Agreement that is the subject of this filing, as more fully described below, the beneficial ownership of which Mr. Straker disclaims.

*** Based upon 12,029,936 shares of Common Stock outstanding as of the date hereof.

Item 1. Security and Issuer

This Schedule 13D (this "Schedule 13D/Amendment") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Equity Oil Company, a Colorado corporation (the "Company") and is being filed as Amendment No. 1 to the Schedule 13D dated March 14, 2003 and filed by Paul M. Dougan, and as Amendment No. 7 to the Schedule 13D dated May 24, 2000 and filed by John W. Straker, Jr., as amended (collectively, the "Previous Schedules"). This Schedule 13D/Amendment amends Items 2 through 7 of the Previous Schedules in the manner set forth below. The address of the principal executive office of the Company is 10 West 300 South, Suite 806, Salt Lake City, Utah 84101.

Item 2. Identity and Background

The information furnished in response to this Item 2 in the Previous Schedules, as applicable, is amended to add the following:

(a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of each of Paul M. Dougan and John W. Straker, Jr. (collectively, the "Reporting Persons"). Each of the Reporting Persons hereby disclaims beneficial ownership of the 2,002,338 shares of Common Stock which are the subject of the Shareholder Agreements described herein, except for the number of shares of Common Stock set forth opposite such Reporting Person’s name under Item 3 hereof, and the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of Common Stock, except for the number of shares of Common Stock set forth opposite such Reporting Person’s name under Item 3 hereof. Each of the Reporting Persons disclaims membership in any group with respect to the Shareholder Agreements.

(b) The business address of Paul M. Dougan, is Equity Oil Company, 10 West 300 South, Suite 806, Salt Lake City, Utah 84101. The business address of John W. Straker, Jr. is The Oxford Oil Company, 4900 Boggs Road, Zanesville, Ohio 43702-0910.

(c) Mr. Dougan is the President and Chief Executive Officer of the Company. Mr. Straker is a director of the Company and the President of The Oxford Oil Company.

(d)-(e) Neither of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information furnished in response to this Item 3 in the Previous Schedules, as applicable, is amended to add the following:

Pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated as of February 1, 2004 (the "Merger Agreement"), by and among Whiting Petroleum Corporation ("Parent"), WPC Equity Acquisition Corp. ("Merger Sub") and the Company, the parties intend to merge Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement. At the effective time of the Merger, the shareholders of the Company will exchange each of their shares of Common Stock for 0.185 shares of the common stock of Parent, par value $0.001 per share. The consummation of the Merger is subject to the approval of shareholders of the Company owning two-thirds of the outstanding Common Stock and other conditions. Under the Shareholder Agreement, dated as of February 1, 2004, by and among Mr. Dougan, Parent and Merger Sub and the Shareholder Agreement, dated as of February 1, 2004, by and among Mr. Straker, Parent and Merger Sub (individually, a "Shareholder Agreement" and collectively, the "Shareholder Agreements"), the Reporting Persons have each agreed to vote their respective shares of Common Stock in favor of the Merger. The Reporting Persons have also granted the President and Chief Executive Officer and the Chief Financial Officer of Parent a proxy with respect to their respective shares of Common Stock, and granted Merger Sub an option to purchase their respective shares of Common Stock under certain contingent circumstances for $3.56 per share. The shares subject to the Shareholder Agreements are as follows:

Owner of Record	Shares of Common Stock
Paul M. Dougan	481,629
John W. Straker, Jr.	1,520,709
TOTAL	2,002,338

Each of the Shareholder Agreements will terminate upon the earliest of (a) the effective time of the Merger, (b) 90 days following the date of the termination of the Merger Agreement, if terminated due to a determination by the board of directors of the Company to accept a superior proposal, as provided in the Merger Agreement, (c) 90 days following the date upon which the board of directors of the Company determines to accept an acquisition proposal, provided that such acquisition proposal was accepted within 90 days after the termination of the Merger Agreement, (d) the date upon which the Merger Agreement is terminated, if terminated pursuant to any provision under which Parent is not entitled to the termination fee described in the Merger Agreement, and (e) the date upon which the Merger Agreement is amended without the consent of Mr. Dougan or Mr. Straker, as applicable, in a manner that is adverse to the shareholders of the Company.

Other than with respect to the shares of Common Stock set forth opposite his name above, each Reporting Person possesses no rights or powers to vote, direct the voting of, dispose or direct the disposition of the 2,002,338 shares of Common Stock that are the subject of the Shareholder Agreements. Each Reporting Person disclaims membership in any group with respect to the Shareholder Agreements. Each Reporting Person disclaims beneficial ownership of the 2,002,338 shares of Common Stock subject to the Shareholder Agreements, except for the number of shares of Common Stock set forth opposite such Reporting Person’s name above.

Item 4. Purpose of Transaction

The information furnished in response to this Item 4 in the Previous Schedules, as applicable, is amended to add the following:

The Shareholder Agreements were entered into as an inducement to Parent to enter into the Merger Agreement. The purpose of entering into the Shareholder Agreements was to facilitate the adoption of the Merger Agreement and the successful completion of the Merger.

Each of the Shareholder Agreements will terminate upon the earliest of (a) the effective time of the Merger, (b) 180 days following the date of the termination of the Merger Agreement, if terminated pursuant to a provision under which Parent is entitled to the termination fee described in the Merger Agreement, (c) 90 days following the date of the termination of the Merger Agreement, if terminated pursuant to any provision under which Parent is not entitled to the termination fee described in the Merger Agreement, and (d) the date upon which the Merger Agreement is amended without the consent of Mr. Dougan or Mr. Straker, as applicable, in a manner that is adverse to the shareholders of the Company.

Any of the Reporting Persons may buy additional shares of Common Stock in the open market, on such terms and at such times as such Reporting Person considers desirable, subject to applicable securities law restrictions. Any decision by any Reporting Person to increase his interest in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions. The terms of the Shareholder Agreements prohibit the Reporting Persons from selling, transferring or otherwise disposing of their shares of Common Stock, except as expressly provided in the Shareholder Agreements. Except as set forth above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons disclaims membership in any group with respect to the Shareholder Agreements.

Item 5. Interest in Securities of the Issuer

The information furnished in response to this Item 5 in the Previous Schedules, as applicable, is amended to add the following:

(a) The aggregate number of shares of the Common Stock which each of the Reporting Persons may be deemed to beneficially own under Rule 13d-3 of the Act, and the percentage of shares of such Common Stock are as follows:

Reporting Person	Shares of Common Stock	Percentage
Paul M. Dougan	1,073,481	8.6%
John W. Straker, Jr.	1,520,709	12.6%

(b) The Reporting Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, the number of shares of Common Stock set forth opposite their names below:

Reporting Person	Shares of Common Stock
Paul M. Dougan	481,629
John W. Straker, Jr.	1,520,709

The Reporting Persons may be deemed to possess the shared power to vote or direct the vote of the 2,002,338 shares that are subject to the Shareholder Agreements. However, each of the Reporting Persons disclaims beneficial ownership of the 2,002,338 shares of Common Stock which are subject to the Shareholder Agreements, except for the number of shares of Common Stock set forth opposite such Reporting Person’s name under Item 3 hereof. Neither of the Reporting Persons share the power to dispose of or direct the disposition of the 2,002,338 shares that are subject to the Shareholder Agreements; provided, however, that each Reporting Person has granted to Merger Sub, an option to purchase their respective shares of Common Stock set forth in Item 3 hereof for $3.56 per share under certain contingent circumstances. Other than with respect to the rights created under the Shareholder Agreements, neither of the Reporting Persons possesses any powers, rights or privileges with respect to such portion of the 2,002,338 shares of Common Stock owned of record by the other parties to the Shareholder Agreements. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the Merger Agreement and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.

(c) As described in Items 3 and 4 of this Schedule 13D/Amendment, the Reporting Persons entered into the Shareholder Agreements on February 1, 2004.

(d) Other than with respect to the rights granted under the Shareholder Agreements, neither of the Reporting Persons possesses any powers, rights or privileges with respect to the 2,002,338 shares of Common Stock that are owned of record by the other parties to the Shareholder Agreements. All other powers, rights and privileges with respect to such shares remain with such other parties to the Shareholder Agreements, including the right to vote on all matters unrelated to the Merger and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information furnished in response to this Item 6 in the Previous Schedules, as applicable, is amended to add the following:

Each of the Reporting Persons is party to a Shareholder Agreement, as more fully described above.

Item 7. Material to Be Filed as Exhibits

The information furnished in response to this Item 7 in the Previous Schedules is amended to add references to the following new exhibits being filed with this Schedule13D/Amendment:

1. Agreement and Plan of Merger dated as of February 1, 2004, by and among Whiting Petroleum Corporation, WPC Equity Acquisition Corp. and Equity Oil Company (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed February 3, 2004).

2. Shareholder Agreement dated as of February 1, 2004, by and among Whiting Petroleum Corporation, WPC Equity Acquisition Corp. and Paul M. Dougan (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed February 3, 2004).

3. Shareholder Agreement dated as of February 1, 2004, by and among Whiting Petroleum Corporation, WPC Equity Acquisition Corp. and John W. Straker, Jr. (Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed February 3, 2004).

4. Joint Filing Agreement dated February 10, 2004, by and between Paul M. Dougan and John W. Straker, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

/s/ Paul M. Dougan
Paul M. Dougan

Date: February 10, 2004

/s/ John W. Straker, Jr.
John W. Straker, Jr.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)